                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   ----------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT No. 14)

                                PNC Bank Corp.
------------------------------------------------------------------------------
                                (Name of Issuer)

                               Common Stock
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  693475-105
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                                 (CUSIP Number)

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CUSIP No.  693475-105                                        Page 1 of 5 Pages

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
        PNC Bank Corp.  25-1435979


    2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        a)   [   ]
        b)   [   ]

    3)  SEC USE ONLY


    4)  Citizenship or Place of Organization  Pennsylvania


    Number of Shares             5) Sole Voting Power           12,226,438 *
    Beneficially Owned
    By Each Reporting
    Person With                  6) Shared Voting Power          4,270,344


                                 7) Sole Dispositive Power        5,580,532*


                                 8) Shared Dispositive Power      2,028,312*


   9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                 18,106,945*


   10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)                                                [   ]


   11)  Percent of Class Represented by Amount in Row (9)               5.6*


   12)  Type of Reporting Person (See Instructions)                          HC

   * Includes shares of $1.60 Cumulative Convertible Preferred Stock-Series C and $1.80 Cumulative Convertible Preferred Stock-Series D of PNC Bank Corp. See the response to Item 4 below.

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   ----------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT No. 14)

                                 PNC Bank Corp.
------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  693475-105
------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   ----------

CUSIP No.  693475-105                                        Page 2 of 5 Pages

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
        PNC Bancorp, Inc.      51-0326854


    2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        a)   [   ]
        b)   [   ]

    3)  SEC USE ONLY


    4)  Citizenship or Place of Organization Delaware


   Number of Shares         5) Sole Voting Power             12,226,438*
   Beneficially Owned
   By Each Reporting
   Person With              6) Shared Voting Power            4,270,344


                            7) Sole Dispositive Power         5,580,532*


                            8) Shared Dispositive Power       2,028,312*


   9)  Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                    5.6*

   10)  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)                                       [   ]


   11)  Percent of Class Represented by Amount in Row (9)           5.6*

   12)  Type of Reporting Person (See Instructions)                        HC


   * Includes shares of $1.60 Cumulative Convertible Preferred Stock-Series C and $1.80 Cumulative Convertible Preferred Stock-Series D of PNC Bank Corp. See the response to Item 4 below.

ITEM 4 - OWNERSHIP

The following information is as of December 31, 1996:

(a)  Amount Beneficially Owned:                         18,106,945 shares*

(b)  Percent of Class:                                         5.6%*

(c) Number of shares to which such person has:

    (i)    sole power to vote or to direct the vote:    12,226,438*

    (ii)   shared power to vote or direct the vote:       4,270,344

    (iii)  sole power to dispose or to direct the
           disposition of                                5,580,532*

    (iv)   shared power to dispose or to direct
           the disposition of                            2,028,312*


* At December 31, 1996, PNC Bank Corp. and PNC Bancorp, Inc. beneficially owned 4,429 shares of $1.60 Cumulative Convertible Preferred Stock - Series C (the "Series C Preferred Stock") and 6,375 shares of $1.80 Cumulative Convertible Preferred Stock - Series D (the "Series D Preferred Stock") of PNC Bank Corp. Each of the Series C Preferred Stock and Series D Preferred Stock is convertible into Common Stock of PNC Bank Corp. at the rate of 4 shares of Common Stock for each 2.4 shares of such Preferred Stock. Since this is deemed to constitute beneficial ownership of Common Stock under Rule 13d-3(d)(i), such reported amounts reflect conversion of such beneficially owned Preferred Stock into Common Stock. With respect to the Series C Preferred Stock and Series D Preferred Stock, each reporting person had: sole voting power with respect to 4,429 shares and 6,375 shares, respectively; shared voting power with respect to 0 shares and 0 shares, respectively; sole dispositive power with respect to 2,164 shares and 748 shares, respectively; and shared dispositive power with respect to 0 shares and 74 shares, respectively.

ITEM 10 - CERTIFICATION.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         February 14, 1997
         --------------------------------------------
         Date

         /s/ ROBERT L. HAUNSCHILD
         --------------------------------------------
         Signature - PNC Bank Corp.


         Robert L. Haunschild, Senior Vice President
                               and Chief Financial
                               Officer
         --------------------------------------------
         Name/Title


         February 14, 1997
         --------------------------------------------
         Date


         /s/ PAUL L. AUDET
         --------------------------------------------
         Signature - PNC Bancorp, Inc.

         Paul L. Audet, Vice President
         --------------------------------------------
         Name/Title


                     AN AGREEMENT TO FILE A JOINT
                     STATEMENT WAS PREVIOUSLY FILED
                     AS EXHIBIT A TO AMENDMENT NO. 11.